PhorMed Campaign Video Script:

Despite today's medical advancements, millions are still battling diseases like Acute Myeloid Leukemia, Hodgkin's Lymphoma, Acute Respiratory Distress Syndrome, and Parkinson's Disease. Existing treatments can be invasive and yet often fall short, proving ineffective - if treatments exist at all.

PhorMed is a cutting-edge biotech company, pioneering the future of targeted therapies with our flagship pharmaceutical agent, RP-323 - and we hold the potential to redefine how these debilitating conditions are treated.

Unlike conventional therapies, that often produce severe side effects, RP-323 utilizes a targeted mechanism of action designed to minimize these drawbacks, while maximizing efficacy.

With Fast Track designation from the FDA for several of our clinical trials, the urgency and potential of our work is clear.

PhorMed targets conditions currently lacking effective therapies. This strategic approach not only addresses an immediate medical need, it also positions PhorMed as a trailblazer in several multi-billion-dollar markets.

PhorMed currently stands at a valuation of approximately $50 million, and now, we're opening doors for new investors. Funds will be strategically allocated towards clinical operations, securing FDA approvals, and patient enrollment, accelerating our time-to-market.

DISCLAIMER ADDED: "Valuation was established by the company. There is no guarantee that the stated valuation and other terms are in agreement with the market or industry valuations."
DISCLAIMER ADDED: "The company may change the intended use of proceeds if our officers believe it is in the best interests of the company."

Don't miss your chance. Join the ranks of more than 4,100 savvy investors.

The future of targeted therapy begins with your investment.

Thank you for considering PhorMed as your next investment opportunity. With your support, a new era of treatment is within reach.